UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 31, 2021, KE Holdings Inc. (the “Company”), through one of its wholly-owned subsidiaries, invested RMB700 million in Shenzhen Yuanjing Mingchuang Management Consulting Co., Ltd. (“Shenzhen Yuanjing Mingchuang”), a related party of the Company. The transaction has been approved by the board of directors of the Company (the “Board”) and the audit committee of the Board, and is closed.

Shenzhen Yuanjing Mingchuang, a wholly-owned subsidiary of Yuanjing Mingde (Beijing) Holding Group Co., Ltd., is a service provider of professional renovation solutions and community management services for large-scale urban rental communities through operations of its V-TOWN brand.

Through the investment, the Company expects to strengthen the capabilities in community management services through V-TOWN, offer affordable and quality rental service for the young generations living in large and middle cities, and create more social values for the local communities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: June 1, 2021